September 4, 2007

Ms. Jill Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 29, 2007
File No. 1-14966

Dear Ms. Davis,

CNOOC Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated August 23, 2007 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006.

The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments.  Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff.  The Company has been engaged with the preparation and publication of its interim report, which will be released in the next few days.  In addition, I, the Chief Financial Officer, am on overseas business trips through the first three weeks of September for the Company’s 2007 interim results road show.  As discussed with the staff, the Company expects that it will be in a position to respond to the staff’s comments by September 26, 2007, and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452-1309 or by email at yanghua@cnooc.com.cn or Mr. Show-Mao Chen of Davis Polk & Wardwell by telephone at (852) 2533-3328.  Thank you very much for your assistance.

Sincerely,

Name:	Yang Hua
Title:	Executive Director, Executive Vice President & Chief Financial Officer

Cc:           Jennifer Goeken, Securities and Exchange Commission
        Show-Mao Chen, Davis Polk & Wardwell

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